EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Res-Care, Inc.

We consent to the use of our reports dated February 28, 2005, with respect to the consolidated balance sheets of Res-Care, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference in the Registration Statement on Form S-8 pertaining to the Res-Care, Inc. Retirement Savings Plan and the Res-Care, Inc. Retirement Savings Plan for Puerto Rico Employees.

/s/ KPMG LLP

Louisville, Kentucky
June 30, 2005